UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 0001130713

OVERSTOCK.COM 401(k) PLAN

OVERSTOCK.COM, INC.

6350 South 3000 East
Salt Lake City, Utah  84121

OVERSTOCK.COM 401(k) PLAN

*      Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Accounting Firm

The Administrative Committee
Overstock.com 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Overstock.com 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009 and supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salt Lake City, Utah

June 25, 2010

OVERSTOCK.COM

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments at fair value:
Mutual funds	$4,360,021	2,185,857
Money market funds	1,659,463	1,250,000
Common stock of plan sponsor	2,789,886	1,673,837
Total investments	8,809,370	5,109,694
Contributions receivable:
Employer discretionary matching contribution	—	20,728
Participant contributions	—	45,419
Employer discretionary profit sharing contribution	882,221	—
Total receivables	882,221	66,147
Total assets	9,691,591	5,175,841
Liabilities:
Corrective distributions payable — excess employee deferrals	108,113	35,015
Accrued expenses	20,115	—
Net assets available for benefits	$9,563,363	5,140,826

See accompanying notes to financial statements.

OVERSTOCK.COM

401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,508,277
Interest and dividends	66,681
Total net investment income	1,574,958
Contributions:
Participant	1,717,015
Employer discretionary matching contributions	626,563
Employer discretionary profit sharing contribution	882,221
Rollovers	50,984
Total contributions	3,276,783
Total additions	4,851,741
Deductions from net assets attributed to:
Benefits paid to participants	251,493
Administrative expenses	69,598
Corrective distributions	108,113
Total deductions	429,204
Net increase in net assets available for benefits	4,422,537
Net assets available for benefits:
Beginning of year	5,140,826
End of year	$9,563,363

See accompanying notes to the financial statements.

OVERSTOCK.COM

401(k) PLAN

Notes to Financial Statements

Note 1 - Plan Description

The following is a general description of the Overstock.com 401(k) Plan (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was originally adopted by Overstock.com, Inc. (the Company or Plan Sponsor) in 1998 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, Participant and collectively, Participants). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Trustee

The Plan has engaged Fidelity Management Trust Company (the Trustee) as Trustee to the Plan and all Plan assets are held in trust with the Trustee. The Plan has also engaged Fidelity Investments Institutional Operations Corporation, Inc. (the Record Keeper) which provides recordkeeping and administrative services to the Plan.

Eligibility

Employees are eligible to participate in the Plan upon meeting the following criteria: (1) six months of service; and (2) 21 years of age. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 1,028 and 931 employees eligible to participate in the Plan as of December 31, 2009 and 2008, respectively.

Contributions

Participants may contribute up to 60 percent of their annual compensation on a before tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (IRS). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may contribute a discretionary matching percentage of these contributions subject to certain limitations. For the year ended December 31, 2009, the Company matched 50% of participant contributions up to six percent of their annual compensation.

The Company may also make, at its sole discretion, an annual profit sharing contribution. The Company made a profit sharing contribution of $882,221 for the year ended December 31, 2009. The Company deposits discretionary profit sharing contributions with the Trustee in the year following the year such contributions are authorized. Participant contributions and company matching contributions made on behalf of highly compensated employees may be limited pursuant to nondiscrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the Code).

Participant Accounts

Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution, and an allocation of the Company’s matching contribution and discretionary profit sharing contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. As of December 31, 2009, each Participant may elect to have his or her contributions invested in any one or any combination of twenty-seven investment funds and in the common stock of the Plan Sponsor. These funds include:

Fidelity Blue Chip Growth — The fund primarily invests in common stocks of well-known and established companies. Normally the fund invests at least 80% of its assets in blue chip companies (those with market capitalizations of at least $200 million if included in the S&P 500 Index or the Dow Jones Industrial

Average, or $1 billion if not included in either index). The fund may also invest in common stocks of companies that Fidelity Management & Research Company (FMR) believes have above average growth potential. The fund may invest in securities of domestic and foreign issuers.

Fidelity Capital Appreciation — The fund invests in common stocks of domestic and foreign issuers. The fund may invest in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Contrafund — The fund seeks to provide capital appreciation by investing in common stocks. The fund may invest in securities of domestic and foreign issuers whose value FMR believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks or both.

Fidelity Dividend Growth — The fund invests at least 80% of assets in equity securities. Normally the fund invests in common stocks of companies that FMR believes have the potential to pay dividends in the future. The fund invests in domestic and foreign issuers.

Fidelity Diversified International — The fund seeks capital growth by investing primarily in non-U.S. securities. Normally the fund invests in common stocks. The fund allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Equity Income — The fund invests at least 80% of assets in equity securities. Normally the fund invests in income-producing equity securities which tend to lead to investments in large cap ‘value’ stocks. The fund potentially invests in other types of equity securities and debt securities, including lower- quality debt securities. The fund invests in domestic and foreign issuers.

Fidelity Freedom Income — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2000 continues becoming more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors who retired around the year 2000.

Fidelity Freedom 2005 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Having met its target date, Freedom 2005 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors who retired around the year 2005.

Fidelity Freedom 2010 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2010 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2010.

Fidelity Freedom 2015 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2015 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2015.

Fidelity Freedom 2020 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2020 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2020.

Fidelity Freedom 2025 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2025 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2025.

Fidelity Freedom 2030 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2030 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2030.

Fidelity Freedom 2035 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2035 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2035.

Fidelity Freedom 2040 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2040 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2040.

Fidelity Freedom 2045 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2045 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2045.

Fidelity Freedom 2050 — The fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy. Upon meeting its target date, Freedom 2050 will continue to become more conservative for 10 to 15 years, until the asset mix is approximately the same as the Fidelity Freedom Income Fund. Ultimately, the funds will merge. The fund is targeted to investors expected to retire around the year 2050.

Fidelity Intermediate Bond — The fund invests at least 80% of assets in investment-grade debt securities of all types and repurchase agreements of those securities. In addition, the fund normally maintains a dollar-weighted average maturity between three and ten years.

Fidelity Low-Priced Stock — The fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund potentially invests in stocks not considered low-priced. The fund may invest in either ‘growth’ or ‘value’ stocks or both, and in domestic and foreign issuers.

Fidelity Mid-Cap Stock — The fund seeks long-term capital growth. Normally the fund invests at least 80% of assets in common stocks of companies with medium market capitalization (those with market capitalization similar to companies in the Russell MidCap Index or the S&P MidCap 400 Index), potentially investing in companies with smaller or larger market capitalization. The fund may invest in securities of domestic and foreign issuers. The fund invests in ‘growth’ stocks or ‘value’ stocks or both.

Fidelity Retirement Money Market — The fund invests in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. FMR may also enter into reverse repurchase agreements for the fund. More than 25% of the fund’s total assets will be invested in the financial services industries. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Fidelity Small-Cap Stock — The fund invests at least 80% of its assets in common stocks of companies with small market capitalizations (those with market capitalizations similar to companies in the Russell 2000 Index or the S&P SmallCap 600 Index). The fund may invest in securities of domestic and foreign issuers.

Fidelity Value — The fund invests in common stocks of companies that possess valuable fixed assets or common stocks that FMR believes are undervalued in the marketplace in relation to factors such as the issuing company’s assets, earnings, or growth potential.

Spartan Extended Market Index — The fund invests at least 80% of its assets in common stocks included in the Wilshire 4500 Completion Index, which represents the performance of stocks of small- to mid-capitalization U.S. companies.`

Spartan Total Market Index — The fund invests at least 80% of its assets in common stocks included in the Wilshire 5000 Total Market Index, which represents the performance of a broad range of U.S. stocks. FMR may lend the fund’s securities to earn income.

Spartan U.S. Equity Index — The fund invests at least 80% of its assets in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

Overstock.com Common Stock — Participants of the plan may invest in shares of common stock of Overstock.com, Inc.

Vesting

Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching and profit sharing contributions and earnings on those contributions, vesting is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. Regardless of length of employment, a Participant will be 100% vested in Company discretionary matching and profit sharing contributions and earnings on those contributions if he or she continues in employment with the Company until age 65, or if he or she dies or becomes disabled while employed by the Company. As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $305,926 and $268,741, respectively. For the years ended December 31, 2009, the Plan Sponsor allocated forfeited nonvested accounts to offset $40,656 of administrative expenses. No forfeited nonvested accounts were used to offset employer contributions for the year ended December 31, 2009.

Administration

The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2009, the Company assumed a majority of the Plan administrative and operating expenses; however, the Company has no obligation to assume any Plan expenses in the future.

Distributions

Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; and (2) disability or death. The Participant (or the designated beneficiary) will receive a lump sum distribution equal to the vested value of the account or receive the vested value of the account in periodic installments, or transfer the vested value of the account to an Individual Retirement Account or other qualified retirement plan. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified retirement plan. In addition, a Participant may withdraw an amount of his or her account attributable to his or her own contributions to the Plan necessary to satisfy an immediate and heavy financial need of the Participant or, upon the attainment of age 59 ½, all or any portion of his or her vested account.

Loans to Participants

The Plan does not currently allow participant loans.

Amendment and Termination of the Plan

The Company anticipates that the Plan will continue without interruption; however, the Company, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each affected Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and nonforfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 - Significant Accounting Policies

Method of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2009 and 2008, and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2009. Actual results could differ from those estimates.

Adoption of New Accounting Guidance

The Plan adopted as required, Financial Accounting Standards Board Accounting Standing Update No. 2010-06, (“ASU 2010-06”) Improving Disclosures About Fair Value Measurements which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements. Refer to note 4, Fair Value Measurements, for more information.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts, balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

Investment Valuation

The Plan’s investments are stated at fair market value and measured daily based on quoted prices in active markets. Investments in mutual funds are reported at fair value based on the quoted net asset value of shares held by the Plan at year-end. Investments in shares of common stock of Overstock.com, which are traded on the NASDAQ, are valued using the last reported sales prior to close of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gain and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from participants’ compensation. Company matching contributions are recorded in the same period. Company profit sharing contributions, if any, are accrued in the period for which they are authorized and are deposited with the Trustee in the following year.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated certain events and transactions occurring after December 31, 2009 and determined that none met the definition of a subsequent event for purposes of recognition or disclosure in the accompanying financial statements for the year ended December 31, 2009.

Note 3 - Investments

Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2009 and 2008:

	2009		2008

Fidelity Blue Chip Growth	$356,935		$191,716
Fidelity Capital Appreciation	220,640		118,559
Fidelity Contrafund	435,708		184,574
Fidelity Diversified International	502,834	*	250,495
Fidelity Dividend Growth	170,187		75,875
Fidelity Equity Income	129,197		78,792
Fidelity Freedom 2000	23,344		14,116
Fidelity Freedom 2005	1,366		348
Fidelity Freedom 2010	60,069		21,873
Fidelity Freedom 2015	13,055		1,158
Fidelity Freedom 2020	78,127		55,762
Fidelity Freedom 2025	32,886		10,234
Fidelity Freedom 2030	141,950		95,442
Fidelity Freedom 2035	250,762		122,776
Fidelity Freedom 2040	128,188		59,374
Fidelity Freedom 2045	50,475		11,226
Fidelity Freedom 2050	65,564		20,022
Fidelity Freedom Income	19,530		8,090
Fidelity Intermediate Bond	327,622		192,926
Fidelity Low-Priced Stock	256,604		127,701
Fidelity Mid-Cap Stock	323,819		162,670
Fidelity Small-Cap Stock	137,717		41,060
Fidelity Value	309,441		173,660
Spartan Extended Market Index	79,448		38,853
Spartan Total Market Index	164,662		86,512
Spartan U.S. Equity Index	79,891		42,043
Total mutual funds	4,360,021		2,185,857
Fidelity Retirement Money Market	1,659,463	*	1,250,000	*
Company stock	2,789,886	*	1,673,837	*

Total investments	$8,809,370		$5,109,694

*                 Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2009, the Plan’s investments (including net gains and losses on investments bought, sold and held during the year) appreciated in value by $1,508,277 as follows:

2009
Company stock of plan sponsor	$541,852
Mutual funds	966,425
$1,508,277

Note 4 - Fair Value Measurements

ASU 2010-06 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASU 2010-06 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under ASU 2010-06 are described as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASU 2010-06:

A. Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

B. Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).

C. Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option-pricing and excess earnings models).

The following table classifies the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2009:

		Basis of Fair Value Measurements
		Quoted
		prices in	Significant
		active	other	Significant
	Balance at	markets for	observable	unobservable
	December 31,	identical items	inputs	inputs
	2009	(Level 1)	(Level 2)	(Level 3)	Technique
Mutual funds:
Index funds	$324,001	324,001			A
Balanced funds	1,174,757	1,174,757			A
Growth funds	2,533,641	2,533,641			A
Fixed income funds	327,622	327,622			A
Money market funds	1,659,463	1,659,463			A
Common stock of plan sponsor	2,789,886	2,789,886			A
	$8,809,370	8,809,370	—	—

The following table classifies the investment assets measured at fair value by level within the fair value hierarchy as of December 31, 2008:

		Basis of Fair Value Measurements
		Quoted
		prices in	Significant
		active	other	Significant
	Balance at	markets for	observable	unobservable
	December 31,	identical items	inputs	inputs
	2008	(Level 1)	(Level 2)	(Level 3)	Technique
Mutual funds:
Index funds	$167,408	167,408			A
Balanced funds	594,081	594,081			A
Growth funds	1,231,442	1,231,442			A
Fixed income funds	192,926	192,926			A
Money market funds	1,250,000	1,250,000			A
Common stock of plan sponsor	1,673,837	1,673,837			A
	$5,109,694	5,109,694	—	—

Note 5 - Excess Employee Deferrals

The Plan failed to meet nondiscrimination tests in accordance with the IRS regulations during the 2009 and 2008 Plan years and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2009 and refunded in 2010 was $108,113. The amount accrued for at December 31, 2008 and refunded in 2009 was $35,015.

Note 6 - Tax Status of the Plan

On March 31, 2008, the Internal Revenue Service stated that the volume submitter plan document adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The plan has not received a determination letter specific to the plan itself; however, the Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes is necessary.

Note 7 - Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in Overstock.com, Inc. common stock. These transactions are considered exempt party-in-interest transactions. The 2009 and 2008 employer discretionary contributions were invested in shares of Overstock.com, Inc. common stock. Fees incurred by the Plan for investment management services total $69,598 for the year ended December 31, 2009.

Note 8 - Unregistered Shares of Overstock.com

In June 2009, the Company discovered that it inadvertently issued 203,737 more shares of the Company’s common stock in connection with the Plan than had been registered with the Securities and Exchange Commission (the “SEC”) for offer in connection with the Plan. Because the Company sponsors the Plan, it is required to register transactions in the Plan related to shares of Overstock.com common stock. These shares were contributed to or otherwise acquired by participants in the Plan between August 16, 2006, and June 17, 2009. As a result, certain participants in the Plan may have or have had rescission rights relating to the unregistered shares, although the Company believes that the federal statute of limitations applicable to any such rescission rights would be one year, and that the statute of limitations had already expired at June 30, 2009 with respect to most of the inadvertent issuances. In July 2009, the Company filed a new registration statement on Form S-8 (File No. 333-1650512) to register future transactions of the Plan.

On August 31, 2009, the Company entered into a Tolling and Standstill Agreement (the “Agreement”) with the Overstock.com, Inc. Employee Benefits Committee (the “Committee”) relating to the Plan. The Company entered into the Agreement in order to preserve certain rights, if any, of Plan participants who acquired shares of the Company’s common stock in the Plan between July 1, 2008 and June 30, 2009. At December 31, 2009, approximately 65,000 shares were eligible for rescission under the Agreement.

On May 14, 2010, the Company filed a registration statement with the SEC on Form S-1 to register an offering to rescind approximately 65,000 shares.

The Company believes that it has provided the employee-participants in the Plan with the same information they would have received had the additional shares been registered. Original purchasers of the Shares may have rescission rights with respect to such Shares under applicable federal securities laws for up to one year following the date of acquisition of the shares.

Note 9 - Reconciliation of the Financial Statements and Schedule H of Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits as reported in the financial statements	$9,563,363	$5,140,826
Plus corrective distributions payable	108,113	35,015
Plus accrued expenses	20,115	—
Less contribution receivables	—	(66,147)
Less discretionary profit sharing contribution	(882,221)	—
Net assets available for benefits as reported in the Form 5500	$8,809,370	$5,109,694

The following is a reconciliation of the statement of changes of net assets available for benefits as reported in the financial statements to the Form 5500 as of December 31, 2009:

2009
Contributions as reported in the financial statements	$3,276,783
Plus contribution receivables at December 31, 2008	66,147
Less contribution receivables at December 31, 2009	—
Less discretionary profit sharing contribution	(882,221)
Contributions as reported in the Form 5500	$2,460,709

Distributions as reported in the financial statements	$429,204
Plus corrective distributions at December 31, 2008	35,015
Less corrective distributions at December 31, 2009	(108,113)
Less accrued expenses at December 31, 2009	(20,115)
Distributions as reported in the Form 5500	$335,991

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

December 31, 2009

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date, rate
	borrower, lessor or	of interest, collateral, par or	(d)	(e)
(a)	similar party	maturity value	Cost	Current value
*	Fidelity	Fidelity Blue Chip Growth	$ ***	356,935
*	Fidelity	Fidelity Capital Appreciation	***	220,640
*	Fidelity	Fidelity Contrafund	***	435,708
*	Fidelity	Fidelity Diversified International	***	502,834
*	Fidelity	Fidelity Dividend Growth	***	170,187
*	Fidelity	Fidelity Equity Income	***	129,197
*	Fidelity	Fidelity Freedom 2000	***	23,344
*	Fidelity	Fidelity Freedom 2005	***	1,366
*	Fidelity	Fidelity Freedom 2010	***	60,069
*	Fidelity	Fidelity Freedom 2015	***	13,055
*	Fidelity	Fidelity Freedom 2020	***	78,127
*	Fidelity	Fidelity Freedom 2025	***	32,886
*	Fidelity	Fidelity Freedom 2030	***	141,950
*	Fidelity	Fidelity Freedom 2035	***	250,762
*	Fidelity	Fidelity Freedom 2040	***	128,188
*	Fidelity	Fidelity Freedom 2045	***	50,475
*	Fidelity	Fidelity Freedom 2050	***	65,564
*	Fidelity	Fidelity Freedom Income	***	19,530
*	Fidelity	Fidelity Intermediate Bond	***	327,622
*	Fidelity	Fidelity Low-Priced Stock	***	256,604
*	Fidelity	Fidelity Mid-Cap Stock	***	323,819
*	Fidelity	Fidelity Retirement Money Market	***	1,659,463
*	Fidelity	Fidelity Small-Cap Stock	***	137,717
*	Fidelity	Fidelity Value	***	309,441
*	Fidelity	Spartan Extended Market Index	***	79,448
*	Fidelity	Spartan Total Market Index	***	164,662
*	Fidelity	Spartan U.S. Equity Index	***	79,891
**	Overstock.com, Inc.	Common stock of plan sponsor	***	2,789,886
				$8,809,370

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant-directed, therefore disclosure of cost is not required.

See accompanying report of independent registered accounting firm

SUPPLEMENTAL SCHEDULE

OVERSTOCK.COM

401(k) PLAN

Employer Identification Number 87-0634302

Plan Number 001

Schedule H, line 4(a); Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

	Relationship		Dollar	Lost
Identity of party involved	to the plan	Description of transaction	amount	interest
Overstock.com	Plan sponsor	Overstock.com unintentionally remitted deferrals for one pay period for one participant after the date required by the Department of Labor. During 2010, Overstock.com self-corrected the delinquent contribution and reimbursed the participant for lost interest of $2.	$33	$2

See accompanying report of independent registered accounting firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OVERSTOCK.COM 401(k) PLAN

Date: June 25, 2010	By:	/s/ Stephen J. Chesnut
Title: Senior Vice President, Finance and Risk Management
(principal financial officer)